[WELLS FARGO FUNDS LETTERHEAD]

February 15, 2006

Writer’s Direct Dial Number

(415) 947-4612

Via Edgar

Securities and Exchange Commission

450 Fifth Street, NW Washington, DC 20549

Re:	Wells Fargo Variable Trust

Registration Nos. 333-74283; 811-09255

Ladies and Gentlemen:

In connection with the registration of Wells Fargo Variable Trust (the “Trust”) under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(a)(1), we are transmitting herewith for filing Post-Effective Amendment No. 17 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A.

This Amendment is being filed to make substantive changes to the Trust’s Multi Cap Value Fund and Money Market Fund, as described below:

Changes to the Multi Cap Value Fund:

•	Rename the Fund the Small/Mid Cap Value Fund;

•	Revise the Fund’s policy of investing 80% of its total assets in equity securities to investing at least 80% of its assets in securities of small- and medium- capitalization companies;

•	Reduce the Fund’s ability to invest in options from 30% to 5%; and

•	Revise the Fund’s investment strategy to reflect its small and mid capitalization investment focus.

Changes to the Money Market Fund:

•	Revise the investment objective of the Fund to reflect its pursuit of “current income,” rather than “high current income,” while preserving capital and liquidity;

•	Revise the investment strategies of the Fund to more clearly describe the security selection process; and

•	Revise the Fund’s permitted investments to allow for its investment, without limitation, in high quality, short-term, dollar denominated obligations of foreign issuers.

If you have any questions, please contact the undersigned at the number indicated above.

Very truly yours,

/s/ Karin Brotman
Karin Brotman